EXHIBIT 99.4
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                        JMB INCOME PROPERTIES, LTD. -V
                           900 North Michigan Avenue
                            Chicago, Illinois 60611
                                (312) 915-1987

                                                              May 22, 2000

Dear Investors:

      We previously sent you a letter dated May 16, 2000, and accompanying Solicitation/ Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") in response to a tender offer (the "Tender Offer") commenced by certain affiliates of MacKenzie Patterson, Inc. to purchase up to 15,402 of the outstanding limited partnership interests (the "Interests"), representing approximately 40% of the outstanding Interests, in JMB Income Properties, Ltd. -V (the "Partnership") at a price of $80 per Interest. Today we write to inform you of certain developments which have occurred since the mailing of the May 16, 2000, letter and the accompanying Schedule 14D-9.

      On May 18, 2000, the Partnership's joint venture received a non-binding offer (the "Non-Binding Offer") to purchase the 301 North Main Building and the Phillips Building, located in Winston-Salem, North Carolina, which are the two remaining investment properties of the Partnership owned through the joint venture. The Non-Binding Offer does not obligate the maker thereof (the "Potential Buyer") to purchase the properties and is conditioned upon, among other things, the Potential Buyer being satisfied, in its sole discretion, with its due diligence investigation of the buildings. The Potential Buyer's Non-Binding Offer provides for up to 180 days for the Potential Buyer to conduct its due diligence, during which time the Potential Buyer would have no obligation to purchase the properties.

      If the transaction contemplated by the Non-Binding Offer were to be consummated on terms substantially identical to those set forth therein and assuming the purchase price were paid in cash at closing, aggregate distributions of cash to be made to Investors from net current assets and sale proceeds through the liquidation of the Partnership could be as much as $175 per Interest, assuming the Partnership and the joint venture do not otherwise incur significant expenses or liabilities not currently anticipated. However, insofar as such Non-Binding Offer is non-binding, is subject to extended due diligence and other conditions and there have been no negotiations regarding the Non-Binding Offer, there can be no assurance that the Non-Binding Offer will result in a binding agreement or, even if a binding agreement is reached, that the terms of any such agreement will not be materially different from those currently proposed by the Potential Buyer or that any sale of the buildings will be closed.

      Investors are hereby reminded that pursuant to both Federal securities laws and the Tender Offer documents they have the right to withdraw any Interests tendered by them pursuant to the Tender Offer at any time prior to the expiration date thereof, which is currently scheduled for June 9, 2000, subject to extension at the option of the tender offerers.
We urge you to read our May 16, 2000, letter and the accompanying
Schedule 14D-9 and this letter carefully in making your decision with respect to tendering your Interests in the Tender Offer.









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      On behalf of the Special Committee of the Board of Directors of JMB
Realty Corporation, the Managing General Partner of the Partnership.


                               Very truly yours,

                               JMB INCOME PROPERTIES, LTD. -V

                               By:   JMB Realty Corporation
                                     Managing General Partner

                                     By:   /s/ Judd D. Malkin
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                                           Judd D. Malkin, Chairman























































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